STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

December 31, 2002

03 JAN 13 AM 12:31

Securities and Exchange Commission
Office of International Corp. Finance
450 – 5th Street S.W. (3094)
Washington, D.C. 20549

03003072

SUPPL

Dear Sir or Madam:

RE: Corporation No. 82-3605

Enclosed please find duplicate copies of information we are required to file under Rule 12g3-2(b).

Yours truly,

STAMPEDE OILS INC.

Nancy Kacso

Nancy Kacso

/njK
Encl.

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

e.s.corp.sec.jan01

dlw 1/14

STAMPEDE OILS INC.

82-3605

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

Stampede Oils Inc.

STATEMENT OF LOSS AND DEFICIT
(Unaudited)

	Nine Month Period Ending October 31	
	2002	**2001**
Income:		
Oil and gas sales - net	$ 5,942	$ -0-
Royalty income	8,086	-0-
Interest income	16,156	26,832
	30,184	26,832
Expenditures:		
Production expenses, lease rentals	55,661	40,824
Interest and finance costs	351,945	330,250
Administrative costs	268,143	261,709
	675,749	632,783
Loss for the year	645,565	605,951
Deficit, beginning of period	22,773,301	21,461,538
Deficit, end of period	$ 23,418,866	$ 22,067,489
Loss per share	$ .00923	$ .00924

82-3802

Stampede Oils Inc.

STATEMENT OF CHANGES IN FINANCIAL POSITION
(Unaudited)

	Nine Month Period Ending October 31	
	2002	**2001**
Cash flows used in operating activities:		
Gain (loss) for the period	$ (645,565)	$ (605,951)
Decrease (increase) in non-cash working capital	(407,407)	82,205
Cash flows used in investing:		
Due from related parties	(16,473)	(13,653)
Refundable deposits	(1,653)	(26,982)
Oil & gas properties, net proceeds (additions)	263,183	(244,308)
Investment in a related company	1,000	150,000
	246,057	(134,943)
Cash flow from financing:		
Increase (reduction) in long term debt	351,945	292,040
Increase in share capital	486,762	400,000
	838,707	692,040
Increase (decrease) in cash	31,792	33,351
Cash, (deficiency) beginning of year	(110,238)	(48,969)
Cash, end of period	$ (78,446)	$ 82,320

Notes:

1. **Basis of Presentation**

The accompanying unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These statements follow the same accounting policies and methods of applications as the most recent audited financial statements dated January 31, 2002.

2 Cash includes bank demand loan.

3. **Share Capital**

Issued and outstanding shares as at October 31, 2002, 69,885,447 Class A common shares. On February 14, 2002 400,000 Class A shares were issued pursuant to a Private Placement financing at $0.18 per share, on June 14, 2002 3,597,884 Class A common shares were issued pursuant to a private placing financing at $0.1125 per share.

4. ***Stock Options***

During the period, 100,000 options at $0.10 per share where exercised by a director of the Company.

Stampede Oils Inc.

STATEMENT OF CHANGES IN FINANCIAL POSITION
(Unaudited)

	Nine Month Period Ending October 31	
	2002	**2001**
Cash flows used in operating activities:		
Gain (loss) for the period	$ (645,565)	$ (605,951)
Decrease (increase) in non-cash working capital	(407,407)	82,205
Cash flows used in investing:		
Due from related parties	(16,473)	(13,653)
Refundable deposits	(1,653)	(26,982)
Oil & gas properties, net proceeds (additions)	263,183	(244,308)
Investment in a related company	1,000	150,000
	246,057	(134,943)
Cash flow from financing:		
Increase (reduction) in long term debt	351,945	292,040
Increase in share capital	486,762	400,000
	838,707	692,040
Increase (decrease) in cash	31,792	33,351
Cash, (deficiency) beginning of year	(110,238)	(48,969)
Cash, end of period	$ (78,446)	$ 82,320

Notes:

1. **Basis of Presentation**

The accompanying unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These statements follow the same accounting policies and methods of applications as the most recent audited financial statements dated January 31, 2002.

2 Cash includes bank demand loan.

3. **Share Capital**

Issued and outstanding shares as at October 31, 2002, 69,885,447 Class A common shares. On February 14, 2002 400,000 Class A shares were issued pursuant to a Private Placement financing at $0.18 per share, on June 14, 2002 3,597,884 Class A common shares were issued pursuant to a private placing financing at $0.1125 per share.

4. **Stock Options**

During the period, 100,000 options at $0.10 per share where exercised by a director of the Company.

STAMPEDE OILS INC.

82-3605

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

Stampede Oils Inc.

STATEMENT OF LOSS AND DEFICIT
(Unaudited)

	Nine Month Period Ending October 31	
	2002	**2001**
Income:		
Oil and gas sales - net	$ 5,942	$ -0-
Royalty income	8,086	-0-
Interest income	16,156	26,832
	30,184	26,832
Expenditures:		
Production expenses, lease rentals	55,661	40,824
Interest and finance costs	351,945	330,250
Administrative costs	268,143	261,709
	675,749	632,783
Loss for the year	645,565	605,951
Deficit, beginning of period	22,773,301	21,461,538
Deficit, end of period	$ 23,418,866	$ 22,067,489
Loss per share	$ .00923	$ .00924